Filed by NewHold Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-39417

Subject Company: Evolv Technologies, Inc.

INTERNAL Q&A FOR GLOBAL LEADERSHIP

Evolv to become publicly traded company through combination with NewHold Investment Corp.

1.	What is happening?

●	On Monday, March 8th at 7am ET, Evolv is announcing that we are beginning the process to become a public company.
●	This milestone for Evolv is the result of a business combination agreement with an already publicly traded special purpose acquisition company (“SPAC”), NewHold Investment Corp. (“NewHold”) (NASDAQ: NHIC).
●	The proposed transaction is expected to close in Q2 of 2021, at which point Evolv will be a publicly traded company, listed on NASDAQ. Until that date, Evolv remains a private company.
●	This is really exciting news, marking the start of a process that will take us into a new phase of our growth.

2.	What is a SPAC?

●	A SPAC is a public company formed with the goal of acquiring strong businesses and taking them into the public markets to accelerate growth and create value.
●	Not only are we a great candidate for a SPAC, but we are fortunate to have found a SPAC sponsor that shares our vision for the future.
●	A SPAC is a viable alternative to the traditional IPO process, providing reliable sources of capital to help us realize our growth plan

3.	Who is NewHold Investment Corp.?

●	NewHold Investment Corp. is a SPAC led by Kevin Charlton as CEO, formed for the purpose of effecting a merger or similar business combination with an industrial technology company.
●	The NHIC team is comprised of long-term oriented, results driven investors and advisors, with a breadth of experience across public markets.
●	Kevin Charlton, the CEO, is a 4x SPAC executive and is accompanied by an experienced management team and board

4.	How long have you been in negotiations with NewHold?

●	Details will be in the proxy statement relating to the transaction that will be filed with the Securities and Exchange Commission (SEC) shortly.

5.	Can you outline why NHIC combining with Evolv makes sense now and over the long term?

●	The investment provided by NHIC and the PIPE investors provide Evolv with a substantial amount of capital that will be injected into our business to help us invest in growth.
●	This is a strategic business decision that will greatly benefit Evolv as we expand and accelerate our leadership position in providing unmatched touchless screening and security solutions and continuing our mission to transform security globally.

●	Proceeds from this transaction will be used primarily to extend Evolv’s product portfolio, accelerate our land and expand growth trajectory and partnership portfolio, and invest in research and development into additional solutions to improve the safety, health and experience for visitors everywhere.
●	Becoming a publicly traded company is the logical next step to support our growth. This new source of capital will provide greater financial flexibility, in addition to the necessary scale and resources to grow and lead in our target markets.

6.	Why is Evolv an attractive opportunity for NHIC?

●	Evolv has disruptive technology solving a problem in a large addressable market
●	NHIC is inspired by the mission of Evolv – using technology to make people safer. This has come through loud and clear in all their communications with people throughout the organization
●	Using the substantial infusion of capital from this transaction, Evolv will be able to accelerate their already impressive growth. Our business model and expansion strategy is designed to replicate at scale in markets all over the world, creating a sizeable addressable market for us to tap into.
●	Evolv’s data-driven solutions are underpinned by artificial intelligence, analytics and data science, which in turn creates opportunities to extend and develop new solutions for new markets all over the world.
●	We have a team with a demonstrated ability to drive growth and shareholder value.

7.	Why go through this SPAC transaction instead of a traditional IPO?

●	We and the board believe this is the best course of action to take in this current market environment and circumstances, as it allows Evolv all the benefits that come from an IPO without having to deal with some of the challenges and limitations of traditional IPO processes.

8.	What are the final terms of the deal?

●	The terms of the transaction are detailed in our press release and presentation available on www.nhicspac.com. There is a link to the information on our Evolv homepage as well.
●	It is important to note that the deal has been signed but has not yet closed.
●	There will also be additional disclosure in the proxy statement that NHIC files with the SEC, which is most likely to be filed in the coming weeks.

9.	What does this transaction mean for employees?

●	We don’t expect there to be any significant changes to the way we operate.
●	We will continue to operate as Evolv and pushing ahead with our mission to lead the transformation of security and threat detection globally.
●	This is a significant milestone in our company journey and a testament to your continued hard work, dedication, partnership and support.
●	As a small group of leaders continue to work through the details of closing this transaction, we are counting on you to keep up the great work, the passion and spirit and continue doing your very best work for our customers, clients and partners.

10.	What should I do if a reporter reaches out to me for information about this transaction?

●	It is imperative that you not talk to anyone outside Evolv or share any information.
●	Should you receive any press inquiries, please inform them that you are not an approved company spokesperson and forward details of the inquiry to our CMO Dana Loof at dloof@evolvtechnology.com, who can help handle media requests appropriately during this sensitive time.

11.	Can I discuss this announcement with friends and family and/or on social media?

●	We ask that you refrain from making statements about our company or the proposed transaction in open forums (e.g., online, to friends, on Facebook, Twitter, LinkedIn, via email, to existing or prospective clients, to the press, etc.).
●	It is ok to share the public announcement with family and friends, including the press release or other links to news coverage. If you choose to do this, please do not share your views or opinions about the announcement or speculate about what it might mean.
●	While you may share your excitement about the news, please avoid engaging in discussions or providing comments that relate to specifics of the deal, company performance or future deals or plans. Evolv employees are now limited to providing only information that is already publicly released by the Company.

12.	I saw that a “PIPE” was mentioned in the announcement release. What is a PIPE and what does that signal?

●	A PIPE transaction is a private investment in public equity and is a form of financing that often accompanies a SPAC merger transaction.
●	In a PIPE transaction, the SPAC identifies an investor or group of investors to provide additional capital to the SPAC in exchange for a private placement of the SPAC's public securities at a price typically equal to the IPO price.
●	Please refer to the press release for more information about the PIPE investors. We are thrilled to have a group of investors including both top-tier institutional investors and star athletes, owners and managers.

13.	Can I buy NHIC stock on NASDAQ before closing?

●	You should not purchase any NHIC securities until we adopt a new corporate policy relating to share purchases. Evolv employees may be in possession of material non-public information that would prevent them for purchasing NHIC stock in the open market. This violates SEC regulation.
●	We will be releasing further corporate policy in the future which will help to address this matter.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between NewHold Investment Corp. (“NewHold”) and Evolv Technologies, Inc. (“Evolv”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NewHold’s securities, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of March 5, 2021 (the “Merger Agreement”), by and among NewHold, Evolv and NHIC Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of NewHold, by the stockholders of NewHold, the satisfaction of the minimum trust account amount following redemptions by NewHold’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Evolv Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Evolv and potential difficulties in Evolv employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Evolv or against NewHold related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of NewHold’s securities on a national securities exchange, (xi) the price of NewHold’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which NewHold plans to operate or Evolv operates, variations in operating performance across competitors, changes in laws and regulations affecting NewHold’s or Evolv’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in Evolv’s highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NewHold’s registration on Form S-1 (File No. 333-239822), the registration statement on Form S-4 discussed above and other documents filed by NewHold from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law NewHold and Evolv assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither NewHold nor Evolv gives any assurance that either NewHold or Evolv or the combined company will achieve its expectations.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond NewHold’s and Evolv’s control. While all projections are necessarily speculative, NewHold and Evolv believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that NewHold and Evolv, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between NewHold and Evolv. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. NewHold intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of NewHold, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all NewHold stockholders. NewHold also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NewHold are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by NewHold through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from NewHold upon written request to NewHold Investment Corp., c/o NewHold Enterprises, LLC, 52 Vanderbilt Avenue, Suite 2005, New York, New York 10017, Attn: Charlie Baynes-Reid, or by calling (212) 653-0153, or by email at info@newholdllc.com.

Participants in the Solicitation

NewHold and Evolv and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NewHold’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of NewHold and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

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